UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1. English translation of a letter dated December 18, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 18, 2018

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Amendment to the Code of Ethics and Conduct

and the Anti-Fraud Policy

I am writing you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that the Board of Directors of the Company, in a meeting held today, has approved an amendment to Item 4.3 of Article 4 of the Code of Ethics and Conduct approved by the Board of Directors in its meeting of November 2, 2015 and to Item 7.6.2 of the Anti-Fraud Policy of the Company approved by the Board of Directors in its meeting of February 16, 2017, in relation to the procedure of reception of reports.

We hereby attach a copy of the “Code of Ethics and Conduct” and of the “Anti-Fraud Policy”, with the amendments that were introduced, documents which will be informed to all those working in the Company.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

CODE OF ETHICS AND CONDUCT OF TELECOM ARGENTINA 2018 Edition

OUR PRINCIPLES
ARTICLE 1	INTRODUCTION
ARTICLE 2	OUR PRINCIPLES IN THE CONDUCT OF OUR BUSINESS
	2.1	ETHICS AND COMPLIANCE
	2.2	SERVICE EXCELLENCE
	2.3	COMPETITION
	2.4	COMMUNICATION
	2.5	COMMUNITY
	2.6	HUMAN CAPITAL
	2.7	HEALTH AND SAFETY
ARTICLE 3	OUR COMMITMENTS UNDER THIS CODE
ARTICLE 4	REPORTING
ARTICLE 5	DISTRIBUTION AND ENFORCEMENT
ARTICLE 6	WAIVERS AND AMENDMENTS
ADDITIONAL CHAPTER TO THE CODE OF ETHICS AND CONDUCT

OUR PRINCIPLES

ETHICS AND COMPLIANCE

We work in compliance with the law and universally accepted ethical principles, inspired by transparency, correctness and equity.

SERVICE EXCELLENCE

We strive to provide our customers with excellent service that generates value for the shareholders and the community where we operate.

COMPETITION

We encourage fair competition in the best interest of customers and market players.

COMMUNICATION

We guarantee transparency in our actions, in our relations with customers, the market, investors, the community, employees, labor unions and other stakeholders.

COMMUNITY

We contribute to the economic wellbeing and growth of the community in which we operate, showing respect for the environment and the rights of future generations.

HUMAN CAPITAL

We value the Group’s Human Resources, and respect difference, in an environment of loyalty, adherence ethical values and trust.

HEALTH AND SAFETY

We preserve health and safety at the workplace, ensuring respect for the physical and moral integrity, rights and dignity of our employees.

1.           INTRODUCTION

1.1.        This Code of Ethics and Conduct applies to Telecom Argentina S.A. (“Telecom Argentina”) and the companies under its control whose Boards of Directors adopt it as a Code of Ethics and Conduct (collectively, “the Companies” or “Telecom Argentina Group” or “the Group”). “Company” refers to any of the Companies.

1.2.        Telecom Argentina Group conducts its domestic and foreign operations in compliance with the principles stated in this Code of Ethics and Conduct (hereinafter, “this Code”), which is an essential element of the Group’s organizational model and the internal control and risk management system, in the belief that ethics in the conduct of business is a fundamental condition for the Company’s success.

1.3.        This Code is intended for and must be observed by all members of the Board of Directors, the Supervisory Committee, the Chief Executive Officer, the Directors, Managers and all other personnel, regardless of the hiring mode (all of them collectively and every one of them individually hereinafter referred to as “Personnel”), of each of the Companies.

1.4.        All references in this Code to compliance by Personnel with their duties, attitudes and conduct towards the Company shall mean the duties, attitudes and conduct of the Personnel towards the Companies in which said Personnel work.

1.5.        Suppliers, contractors, advisors and consultants of the Companies will be required to accept the principles stated in this Code, in accordance with the provisions of the Group’s internal standards.

1.6.        Internal standards (policies, procedures, instructions) and the disciplinary system are intended to ensure that the principles of this Code are reflected on the conduct of Personnel. The Companies have an efficient and effective internal control and risk management system that emphasizes a clear definition of roles and responsibilities; the segregation of duties based on a coherent design for delegation of operating functions; the traceability of acts and transactions; the reliability of financial information, and compliance with the law, regulations and internal procedures.

1.7.        Telecom Argentina is a party to the United Nations Global Compact on Human Rights, labor standards, environmental protection and the fight against corruption, and ensures that its institutional commitment is fulfilled through the implementation of specific actions on the environmental and social fields.

2.           OUR PRINCIPLES IN THE CONDUCT OF OUR BUSINESS

2.1.        Ethics and Compliance

2.1.1. Our operations are carried out in compliance with the applicable legislation and the ethical principles of universal acceptance inspired by transparency, integrity and honesty.

2.1.2. We reject and condemn illegal or dishonest behavior, and we avoid any action that implies promoting, sharing or tolerating any form of corruption.

2.2.       Service Excellence

2.2.1. We work with the goal to provide our customers with excellent service, generating value for the shareholder and the community, ensuring respect for all those who work for the Group, and observing the principles stated in this Code. The Group’s industrial and financial strategies are aimed at achieving these values, as are the operating conducts deriving from them, upholding the quality, efficiency and innovation of the products and services we offer.

2.2.2. We ensure procurement processes that are focused on providing products and services under the best market terms, without compromising our goals in terms of quality, safety and respect for the environment.

2.2.3. We guarantee a suitable response to the needs of our customers, and our conduct is based on fair dealing and transparency in our relations and contractual commitments, as well as a kind and collaborative attitude.

2.3.       Competition

2.3.1. We believe in fair competition, viewing it as a tool in the best interest of each market player, the customers and stakeholders at large. We avoid making any claims that could be offensive to the reputation of our competitors.

2.3.2. We ensure compliance with antitrust laws, which forbid the conclusion of agreements or arrangements with other companies on such matters as prices, terms of sale to customers, and the allocation of markets or customers.

2.4.       Communication

2.4.1. We ensure transparency in our relations with all stakeholders, meeting the confidentiality requirements inherent in the conduct of business of our Companies.

2.4.2. We guarantee our Personnel the constitutional right to express their individual opinions freely. However, any opinions on public matters will always be expressed in an individual capacity. Any opinion involving the Companies should be formally authorized by the Communication and Media Director (or by his/her direct reports who have expressly delegated powers), the Chief Executive Officer or the Board of Directors.

2.4.3. We interact with the market and with investors observing the criteria of integrity and transparency, and refraining from any unfair behavior. The Companies are responsible for establishing effective communications with all their shareholders and their investors, making available to them truthful, complete, accurate, timely and easily understandable information, in all material respects, about their financial position, the results of their operations and all relevant facts and events that could or might affect the Group.

2.4.4. The reports and documents that the Companies are required to submit to Comisión Nacional de Valores (“CNV”), the United States Securities and Exchange Commission (“SEC”), Bolsa de Comercio de Buenos Aires (“BCBA”) and the New York Stock Exchange (“NYSE”), as well as any other public communications to other control authorities and markets, shall always include truthful, complete, accurate, timely and easily understandable information.

2.4.5. Telecom Argentina has implemented a Reporting Commission, made up by Executives, to assist in the collection, processing and oversight of the information to be reported to the SEC and other public information documents to be released to the public. All Personnel of the Companies shall provide full cooperation with the tasks performed by the Reporting Commission, and any information furnished to it shall be truthful, complete, accurate, timely and easily understandable.

2.4.6. We protect and keep in strict confidentiality the Companies’ proprietary information and the personal data of our customers.

2.5.       Community

2.5.1. We believe in sustainable global growth for the common benefit of all stakeholders, present and future, and promote research and innovation as drivers of progress and success.

2.5.2. We contribute to the economic wellbeing and growth of the community in which we operate through the provision of quality services. Considering the social relevance of our services, we meet community demands paying special attention to the needs of the weaker segments, in line with our objectives of efficient economic management.

2.5.3. We make investment and business decisions that are compatible with the responsible use of resources, respecting the environment and the rights of future generations, in full compliance with applicable legislation.

2.5.4. We encourage and, if applicable, we support, social, cultural and educational initiatives designed to promote individuals and improve their quality of life. The Group’s Companies make contributions and donations to third parties – particularly, nonprofit organizations and institutions – based on humanitarian, cultural, social and sports undertakings, representing concrete actions that create value added from the ethical and social viewpoint.

2.5.5. We establish relations with local, provincial, national and supranational institutions based on collaboration and transparency, with the aim to facilitate dialog on topics of specific interest, respecting mutual autonomy, the economic goals set, and the values stated in this Code.

2.5.6. We do not give any contributions, support or other benefits, whether direct or indirect, to political parties or movements, their representatives or candidates. It is not the intention of the Companies to discourage or prevent Personnel, in an individual capacity, from giving contributions or support to political parties or groups, or undertaking political activities on their own behalf, provided, however, that those activities shall not be performed during working hours or at the workplace or on the Companies’ premises.

2.6.        Human Capital

2.6.1. We protect and value the Group’s Human Resources, in the understanding that the main driver of success for any company is the professional contribution of the people working for it, and we are respectful of differences, which we view as an opportunity for development and improvement in a framework of frankness, kindness and adherence to ethical values.

2.6.2. We guarantee equal opportunities at the workplace by rejecting and penalizing all kinds of discrimination or harassment based on gender, sexual orientation, ethnicity or social origin, nationality, language, religion, opinion –be it political or otherwise- national minorities, different abilities, or age. We do not tolerate an offensive or bullying atmosphere, and reject all mobbing practices.

2.7.        Health and Safety

2.7.1. We preserve health and safety at the workplace, ensuring respect for the physical and moral integrity, and the rights and dignity of employees.

2.7.2. We enforce and uphold the guidelines issued by the World Health Organization, as well as the regulations issued by National and Provincial Health Ministries, and the technical guidance of the Workers Compensation Superintendence.

3.          OUR COMMITMENT UNDER THIS CODE

We, the Personnel within the scope of this Policy, take on the following commitments in the conduct of our activities and in the relations deriving there from:

3.1.        We observe the provisions of applicable legislation, this Code and the Company’s internal procedures.

3.2.        We reject and condemn any conduct that could be of an illegal nature, no matter how convenient and/or beneficial it may be for the Group. Under no circumstance shall the pursuit of such interest or benefit justify a conduct that is not aligned with the principles stated in this Code.

3.3.        We participate actively in the fight against corruption, in accordance with the specific anti-corruption policy approved by the Board of Directors of the Companies through the relevant internal procedures. In particular, we do not receive, solicit, exchange or offer –either directly or indirectly – any payments, gifts or benefits whatsoever to, with or from any government officials or any other individual, which may be worth in excess of a nominal value, intended to be more than a mere courtesy, or which might appear to induce the making or omission of a given act, to secure an undue advantage.

3.4.        We do not pursue personal or third-party interests to the detriment of the interests of the Companies, and we do not compete with the Companies in the purchase or sale of goods, products, services or any other transaction.

3.5.        We protect and keep in strict confidentiality the Group’s proprietary information and the personal data of our customers. We understand that it is illegal to use insider information –meaning information that is not in the public domain- associated with the Company and/or the Group, its operations, its financial position, the results of its operations, or relevant events involving its results, with the aim to purchase, sell or trade its shares, corporate bonds or any security issued by any of the Companies or by Nortel Inversora S.A. Furthermore, we understand that it is illegal to provide that insider information or to tip any person for the same purpose, and that all non-public information will be considered insider information that should never be used for personal gain or for the gain of a third-party.

3.6.        We comply with and ensure compliance with the laws and regulations in force regarding the secrecy of communications.

3.7.        We respect corporate guidelines in force regarding appropriate use of the internet, intranet and email, and refrain from chain greetings, access to and distribution of obscene or offensive content, or any use that could infringe this Code or be against its principles.

3.8.        We can, as citizens, take part in public activities and take on civic offices, as long as it does not entail a conflict of interest between our position in the Company and such public office.

3.9.        We avoid activities (even when conducted gratuitously), behaviors or actions that are in any way inconsistent with the obligations deriving from the relationship established with the Company or the Group.

3.10.       We do not adopt any behavior that could actually or potentially damage the reputation of the Company and/or the Group.

3.11.       We avoid using, for our own or for third-party benefit, the name, image and reputation of the Company and/or the Group, and the information obtained and business opportunities we become aware of in the discharge of our duties.

3.12.       We protect the Company’s assets (materials, equipment, vehicles, supplies, financial assets, IT resources, etc.) from any loss, theft or misuse, and we do not take advantage, for own or third-party benefit, of the assets, information and business opportunities associated with the situation, position or role we have at the Companies, and we commit to observe and ensure that others observe the Antifraud Policy approved by the Board of Directors.

3.13.       We report any situations of conflict that might arise, even potentially, between our personal (direct or indirect) interest and the interest of the Companies we work for, in compliance with the Conflict of Interest Policy approved by the Board of Directors.

3.14.       We report all forms of illegal conduct or any other situation we become aware of that could be detrimental to the interests of the Company and/or the Group, or otherwise damage their reputation and image, in accordance with the provisions of Section 4, “Reporting” of this Code;

3.15.       We understand that Personnel are not allowed, during the discharge of their duties or while doing their job for the Companies, to:

a.         Do any work that is unrelated to the Companies’ business during working hours, on or off the Companies’ premises (this clause does not apply to the members of the Board of Directors and of the Supervisory Committee).

b.         Have violent behavior.

c.         Take or be under the effects of alcohol or illegal substances.

d.         Violate the rights of customers, suppliers or colleagues.

e.         Treat customers disrespectfully, using rude, offensive, defamatory or obscene language or gestures.

f.          Discriminate, harass or otherwise intimidate any work colleague or any other person.

g.         Use any insinuations, actions or comments that could create an atmosphere of intimidation or offense.

h.         Forge or fake any information, authorized signatures, records, vouchers or documents.

3.16.       We make the following commitments:

a.         Not to deprive the Company, for our own or a third party benefit, of opportunities to acquire or dispose of assets, products, services or rights.

b.         Not to adopt any decisions or courses of action, from the position held at the Company, to protect or improve any specific investment or financial interest held in a company with which the Company does business.

c.         Not to exert a determining influence for the Company to hire a certain company as supplier, contractor, agent or representative, when company said is owned or managed by close relatives (in compliance with the Conflict of Interest Policy), or employs close relatives in executive or management positions.

3.17.       We acknowledge that any action, regardless of how well-intended it may be, when done in violation of the law or this Code, can have negative consequences for the Companies and/or Personnel, and said consequences could result in corrective and/or disciplinary measures being taken even leading up to dismissal or removal from office.

4.          REPORTING

4.1.       The Companies encourage Personnel to report immediately any actual or potential violation of the laws, rules or regulations in force or the provisions of this Code, and undertake to investigate seriously any report made in good faith regarding said violations.

4.2.        The Companies shall not tolerate any retaliation whatsoever for reporting or good faith complaints regarding undue behaviors. Open communication of concerns and issues by Personnel, without fear of negative reactions or retaliation, is considered vital for the successful implementation of this Code. Personnel are expected to cooperate in internal investigations of undue conduct or infringements of this Code.

4.3.        Any act that represents an actual or potential violation of the laws, rules or regulations in force or the provisions of this Code, and any other concern regarding accounting, internal accounting control or auditing may be reported using the website https://eticaenlineatelecom.lineaseticas.com dedicated to such purpose. Additionally, reports may also be submitted through five alternative channels described in the aforementioned website (by telephone through a toll-free line, email, fax, mail or personally to the team of independent contracted professionals), ensuring, in all cases, the confidentiality of the information received.

4.4.        Reports and concerns on accounting, internal control or audit issues may be submitted anonymously. Reports on any other topics may not be submitted anonymously.

4.5.        The Audit Department will review each report and may exclude any accusation that it deems defamatory or lacking seriousness, or made anonymously, except when referring to accounting, internal control or audit issues. The Audit Department will refer each report to the relevant function for its processing, and shall conduct the follow-up of that process. The Audit Committee will be informed of all reports that have been excluded by the Audit Department and the reasons for their exclusion. The Audit Committee will keep the power to review any report at its discretion.

4.6.        The Audit Committee will address all reports or concerns involving accounting, internal control or audit issues with exclusive powers to investigate and adopt any and all resolutions it deems appropriate regarding the reports and concerns received on these topics.

4.7.        Any reports involving the Audit Committee as a whole or any of its members will be dealt with by the Company’s Supervisory Committee, which will evaluate the situation and, if the case so warrants, will submit it for the consideration of the Board of Directors.

5.          DISTRIBUTION AND ENFORCEMENT

5.1.        This Code is publicly accessible. It shall be disclosed to all Personnel doing work for the Companies as of the date of approval of this Code, and to all Personnel that may be hired thereafter, at the time they join the Companies. All Personnel of the Companies shall expressly and formally accept this Code. It will be also posted on the intranet and the website of Telecom Argentina (www.telecom.com.ar) and the rest of the Companies so that it is available for consultation at any time by Personnel, the shareholders, suppliers, customers and any interested party. Additionally, a printed version of this Code will be available for free to the shareholders upon request, from the Investor Relations Office at headquarters, Avda. Alicia Moreau de Justo No. 50 (1107), Buenos Aires, Argentina, or by e-mail (relinver@ta.telecom.com.ar).

5.2.        The Company promotes the enforcement of the principles contained in this Code by all parties with whom it does business. As a result, the Company prohibits hiring a third party to do any kind of act that is forbidden by legal regulations or this Code, and doing business with those who intentionally and ostensibly violate the law or the fundamental principles of this Code.

5.3.        This Code is regularly reviewed and may be updated from time by the Boards of Directors of the Companies.

5.4.        The Chief Compliance Officer shall have the primary authority and responsibility for managing, interpreting, distributing and implementing all steps leading to compliance with this Code.

5.5.        The Audit Committee is responsible for verifying compliance of the conduct guidelines set forth in this Code, carrying out the actions assigned by the legislation and internal standards, as well as the actions determined by the Audit Committee.

6.          WAIVERS AND AMENDMENTS

6.1.        Any waiver of the provisions of this Code granted to a member of the Board of Directors or the Supervisory Committee, the Chief Executive Officer, and the Directors reporting to the Chief Executive Officer may only be granted by a well substantiated resolution of the Audit Committee or the Board of Directors and, when applicable under the regulations in force, such waivers will be reported to Comisión Nacional de Valores and the United States Securities and Exchange Commission, with a copy to the markets where the Company’s shares are listed.

6.2.        Waivers of the provisions of this Code granted to the other members of Personnel may be granted by the Chief Compliance Officer.

6.3.        Any amendments to this Code that are approved by the Board of Directors must be reported to Comisión Nacional de Valores, the United States Securities and Exchange Commission, Bolsa de Comercio de Buenos Aires, the New York Stock Exchange, and other applicable authorities, stock exchanges and markets.

ADDITIONAL CHAPTER TO THE CODE OF ETHICS AND CONDUCT

The Boards of Directors of Telecom Argentina S.A. (Telecom Argentina) and Telecom Personal S.A. (Telecom Personal), at the meetings held by each on October 26, 2010, decided to include the following Additional Chapter to this Code, which includes the general duties and responsibilities of directors, members of the supervisory committee and all personnel of either company, which arise from the commitments accepted under Resolutions No. 148 and 149 issued on October 13, 2010 by the Secretary of Economic Policy, with certain clarifications and details made by the National Commission for the Defense of Competition (“CNDC”).

Both commitments, referred to herein as the “Telco Commitment” and the “TI-W Commitment”, respectively, with the clarifications and details made by the CNDC, may be consulted on the website of Telecom Argentina and Telecom Personal website, at http://www.telecom.com.ar/compromisos.htm

According to Item 2.23 of the Telco Commitment and Item 2.xii of the TI-W Commitment, the Code of Ethics and Conduct shall include the following provisions of such Commitments, referred to Telecom Argentina and Telecom Personal and applicable to members of the Board of Directors, members of the Supervisory Committee, Chief Executive Officers, Unit Directors, Directors, Managers and other Personnel of Telecom Argentina and Telecom Personal:

1.             A present or future company controlled by Telefónica S.A., doing business in the Argentine Market, may not enter into any agreement with a company controlled by Telecom Italia S.p.A. doing business in the Argentine market (including Telecom Argentina and any present or future controlled company thereof also doing business the Argentine market), except for those agreements relating to the normal course of operations among companies doing business in the Argentine market and, in such case, the contract may not provide for more favorable or privileged conditions, or conditions in violation of applicable Argentine regulations.

2.             The companies of Grupo Telefónica de Argentina (Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A.) may not use a common brand or any market or advertising strategy in common with Telecom Argentina and its controlled companies in the relevant markets, in violation of the Telco Commitment or Law No 25,156.

3.             It is strictly prohibited to all members of the Board of Directors, of the Supervisory Committee, Directors, Managers and Personnel in general of the Companies in Grupo Telecom Argentina (which solely for the purposes of this Additional Chapter will include Sofora Telecomunicaciones S.A.; Nortel Inversora S.A.; Telecom Argentina S.A. and Telecom Personal S.A.), to engage in any exchange of confidential, strategic or sensitive NON public information with Telefónica S.A. and its controlled companies (including without limitation, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A.), on the operations referred to activities in the Argentine market of the companies in the two abovementioned Groups (i.e., Grupo Telecom Argentina and Grupo Telefónica). With respect to information intended to become public, neither may such exchange or furnishing of information be done prior to the information actually becoming public

4.             Members of the Board of Directors of any company doing business in the Argentine market, under direct or indirect control of Telefónica S.A., may not be elected as members of the Board of Directors of any company doing business in the Argentine market, controlled by Telecom Italia S.p.A. Additionally, any person who, in the preceding 36 months, has been a member of the Board of Directors of any company doing business in the Argentine market, under direct or indirect control of Telefónica S.A., may not be elected as a director of any company doing business in Argentina under direct or indirect control of Telecom Italia S.p.A.

5.             Any change of control in the corporate structure of Grupo Telecom Argentina shall require authorization of the Competent Authority of Law No 25,156. For the purpose of this item, a “change of control” shall have the meaning contemplated in the Law No 25,156, as construed under Argentine court precedents. Any doubt shall be resolved by means of a request for an “advisory opinion” pursuant to the advisory rules.

6.             Any breach of the obligations arising from the Telco Commitment and the TI-W Commitment for Telecom Argentina and its controlled companies will be considered a “serious breach”. Such breach may cause the application of the penalties provided for in Paragraph 5.1 of the Telco Commitment.

ANTI-FRAUD POLICY

2018 Edition

1.	COMMITMENT

2.	PURPOSE

3.	SCOPE OF APPLICATION

4.	PERSONS TO WHOM THIS POLICY IS DIRECTED

5.	DEFINITIONS

6.	RELATED RULES, REGULATIONS AND INTERNAL STANDARDS

7.	FRAUD MANAGEMENT ROLES

8.	TYPES OF FRAUD AND IRREGULARITIES

9.	PENALTIES FOR NON- COMPLIANCE

10.	POLICY APPROVAL

1. COMMITMENT

1.1.    The Companies of the Telecom Argentina Group state their commitment to the terms of this Policy, and adhere in all their activities to the values and principles contained in the Code of Ethics and Conduct, promoting at all times an anti-fraud and anti-corruption culture.

1.2.    Every employee is responsible for applying the guidelines and criteria defined in this Policy and for adhering in all their actions to the values and premises defined in the Code of Ethics and Conduct.

2. PURPOSE

2.1.    The Companies of the Telecom Argentina Group develop its activities in accordance to the values and principles contained in the Code of Ethics and Conduct, in the belief that all business should be conducted in an ethical manner, complying with the highest professional standards in business conduct.

2.2.    This Policy is intended to set the guidelines to promote a culture of transparency and prevention of any dishonest behavior or fraudulent acts that could affect the Group’s interests.

2.3.    The Anti-Fraud Policy (hereinafter, “the Policy” or “this Policy”) sets the roles, responsibilities and methodology for appropriate identification, assessment and management of fraud risks, as well as for the prevention, detection, investigation and remediation of any potential acts of fraud that could be perpetrated as part of the Companies’ activities or against them.

3. SCOPE OF APPLICATION

3.1.    This Policy applies to Telecom Argentina S.A. (“Telecom Argentina”), and its directly or indirectly controlled Companies, whose Boards approve and adopt this Policy, hereinafter collectively referred to as “the Companies” or “the Telecom Argentina Group” or “the Group”.

4. PERSONS TO WHOM THIS POLICY IS DIRECTED

4.1.    The persons to whom this Policy is directed, for whom these provisions are mandatory, are all the members of the Board of Directors, the Supervisory Committee, the CEO, Directors, Managers and other personnel, regardless of their mode of contract or employment (hereinafter, all of the abovementioned persons individually and collectively referred to as “the Personnel”), of each of the Companies, any Third Parties acting for or on behalf of the Company, and any suppliers, contractors and service providers.

4.2.     Any reference in this Policy to compliance with Personnel duties, attitudes and behaviors towards the Company, shall mean the duties, attitudes and behaviors of Personnel with regard to each and every Company of the Telecom Group.

4.3.    This Policy, once approved by the Board, shall have the same rank, enforceability and distribution as the Code of Ethics and Conduct of the Telecom Argentina Group.

5.       DEFINITIONS

For purposes of this Policy:

5.1.    “Fraud” means any behavior, whether by action or intentional omission, intended to gain, through scheme, deceit or abuse of trust, an undue advantage, that causes damage to the Companies.

5.2.    “Irregularities” means any acts that intentionally violate the Group’s internal standards or its Code of Ethics and Conduct, if carried out with the intention to damage the Companies, the Personnel or a third party, or to gain an undue advantage for the perpetrator, any member of the Personnel or a third party.

Additionally, an Irregularity will be deemed to exist when the behavior derives from recklessness, negligence or gross imprudence, or from noncompliance with rules or duties, when the action or omission leads to an undue advantage or benefit for the perpetrator or third parties, and/or causes damage to the Companies.

This Policy is intended to prevent and, if applicable, penalize any actions that qualify as Fraud and Irregularities.

Fraud and Irregularities are categorized in the following types, depending on the subject involved:

5.2.1.    Internal: Activity of one or more members of the Personnel.

5.2.2.    External: Activity of one or more parties external to the Companies.

5.2.3.    Mixed: Activity of one or more external parties and one or more members of the Personnel.

6. RELATED RULES, REGULATIONS AND INTERNAL STANDARDS

6.1.    The preventive Strategy focused on risk mitigation shall take into account external, internal and individual risk factors involving the risk of Fraud and Irregularities, i.e., all facts, circumstances, incentives, opportunities or attitudes which, by themselves or collectively, may favor or determine the perpetration of Fraud or Irregularities.

6.2.    Framework COSO 2013 (Committee of Sponsoring Organizations of the US Treadway Commission), its components and principles, and their relation to the principles of Fraud risk management.

6.3.    US Securities & Exchange Commission: Legal and regulatory requirements applicable in terms of Anti-Fraud policies.

6.4.    The Companies’ Internal Regulations of the Anti-Fraud Framework, including a set of clauses at various levels, and mainly based on prevention, detection, management, communication and monitoring of Fraud and Irregularities. Said framework regulations comprise and interact with the following elements:

6.4.1.    Code of Ethics and Conduct of the Telecom Argentina Group

6.4.2.    Anti-Corruption Policy

6.4.3.    Conflict of Interest Policy

6.4.4.    Enterprise Risk Management (ERM) Policy

6.4.5.    Physical and IT Asset Security and Preservation Policy

6.4.6.    Section 404 of the Sarbanes-Oxley Act

6.4.7.    Authorization System in force (RAV)

6.4.8.    Segregation of Duties System (GRC)

7. FRAUD MANAGEMENT ROLES

7.1.    All Employees of the Telecom Group are responsible for being familiarized with and having a full understanding of the Anti-Fraud Policy and the Fraud Management Standard Procedure, adhering in all their behaviors to the values and guidelines set in the Code of Ethics and Conduct, knowing the actions that could constitute Fraud or Irregularities, executing all controls under their responsibility, reporting suspicious incidents, and cooperating with any ensuing investigations.

7.2.    Management shall have the primary responsibility for establishing and monitoring all aspects of the identification and assessment of the risks of Fraud and Irregularities and the activities of prevention, detection, management and remediation or correction resulting from the assessment of specific risks in their areas. Additionally, Management is responsible for ensuring that any internal or external Fraud and Irregularities detected are duly reported for investigation and, if applicable, for applying the relevant penalties or reporting them to the competent authorities, when pertinent. Additionally, Management shall provide the information that the Internal Audit or Corporate Security Departments may require for the investigation of cases.

7.3.    Corporate Security:

7.3.1.  Lead and prepare the Framework of Standards, Procedures and external Anti-Fraud Control Environment associated with the delivery of products and services, for both the wholesale and the retail markets.

7.3.2.  Identify and assess risks appropriately, and determine an adequate program for their prevention, detection, mitigation and investigation, as well as ensuring that any relevant cases are addressed.

7.3.3.  Follow up the implementation of the remediation plans by the Management.

7.3.4.  Prepare a regular report of Fraud and external Irregularities identified and addressed, and escalate them to the Persons responsible in the Organization.

7.4.    Compliance:

7.4.1.  Establish an adequate control environment, promoting an ethical business management culture, and coordinate the implementation of anti-fraud policies and procedures.

7.4.2.  Take part in the process of Fraud risk identification and assessment, and in the monitoring of effective implementation of the action plans designed for remediation.

7.4.3.  Encourage a criterion of self-assessment of Fraud risk for an efficient practice of prevention and control in everyday activities.

7.4.4.  Require, when deemed necessary, specific information about certain cases and/or the reporting of facts that constitute external or internal risks.

7.4.5.  Establish a plan of communication to promote an anti-fraud culture and raise awareness with employees of the importance of preventing, detecting and reporting Fraud and Irregularity situations.

7.5.    Risk Management:

7.5.1.  Carry out the coordination of the Fraud risk assessment and mapping process, as part of the ERM system, with the support and collaboration of Compliance and Corporate Security areas.

7.6.    Internal Audit:

7.6.1.  Periodically assess the Policy, based on the effectiveness of controls and Fraud events reported.

7.6.2.  Manage and address any reports received through the available channels, as defined in the Code of Ethics and Conduct and in the Fraud Management Procedure, and investigate any cases associated with internal fraud.

7.6.3.  Submit a regular report of relevant cases to the Audit Committee, which has exclusive competence for resolving Fraud cases involving accounting, internal control or audit issues.

7.6.4.  Check the implementation of action plans to ensure that corrective actions are applied once Fraud is detected in order to mitigate its effects.

7.6.5.  Include in the annual Internal Audit Plan the necessary testing procedures aimed at detecting any Fraud and/or Irregularity red flags.

7.7.    Audit Committee:

7.7.1.  Monitor the application of the Company’s risk management reporting Policies, including Fraud risks. As such, the Audit Committee shall have all the responsibilities and powers granted to it by legislation and internal standards, with sufficient powers to carry out the actions that the Audit Committee deems appropriate.

8. TYPES OF FRAUD AND IRREGULARITIES

8.1.    There are potentially infinite types of Fraud and Irregularities, which may be categorized in classes that include, but are not limited to, the following:

8.1.1.  Asset Misuse: Theft or misuse of the Companies’ assets.

8.1.2.  Accounting or Financial Fraud: Alteration, distortion or misrepresentation of the Companies’ accounts and records in a way that they do not reflect the actual value of operations and transactions conducted, or are misleading as to the Companies’ financial and/or equity position.

8.1.3.  Money Laundering: Action intended to legitimize the proceeds from illegal activity, concealing their true origin.

8.1.4.  Non-Financial Fraud (when the undue benefit pursued is not an economic gain): Forgery or manipulation of documents, for personal benefit.

8.1.5.  Intellectual Property Violation: Illegal copy and distribution of counterfeit goods or data, including trademark, patent and reserved rights infringement. It includes the illegal acquisition of other companies’ trade secrets or proprietary information.

8.1.6.  Misuse and violation of insider information standards: Failure to preserve the confidentiality of the restricted strategic and privileged information of the Companies, causing damage to the Companies.

8.1.7.   Telco-Specific Fraud: Fraud involving telecommunication service providers. The parties damaged by this type of fraud are not only telecommunication companies but also, and frequently, customers or users.

9.       PENALTIES FOR NON-COMPLIANCE

9.1.    Any violations of this Policy, the Internal Procedures mentioned in this Policy and any applicable regulations will make the Companies’ Personnel personally liable for any direct or consequential damage whatsoever caused by said violation to the Company and/or the Telecom Argentina Group, including the demand for immediate return of any economic benefit that is unduly obtained. Such violations will be considered a serious breach of employee duties, which depending on the circumstances, may lead to termination of employment. Additionally, those responsible will be subject to the penalties set forth in the legislation, collective labour agreements and contracts.

9.2.     As regards any Third Parties involved, the penalties set forth in the General Contract Terms and Conditions will apply.

10.     POLICY APPROVAL

10.1.     Any changes to this Policy shall be approved by the Board of Directors of each of the Companies, in agreement with the Board of Directors of Telecom Argentina, in order to keep a consistent Anti-Fraud Policy for all the Companies. The Internal Procedures mentioned in this Policy will be approved and, if applicable, modified by the CEO of the Telecom Argentina Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 18, 2018	By:	/s/ Gabriel P. Blasi
Name: Gabriel P. Blasi
Title: Responsible for Market Relations